Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215388

246,445 Shares

Professional Diversity Network, Inc.

COMMON STOCK

This prospectus relates to the offer and sale by the selling stockholder identified in this prospectus of up to 246,445 shares of our common stock, par value $0.01 per share, issued upon the exercise of warrants to purchase our common stock, which warrants were issued to the selling stockholder in connection with a master credit facility that closed on June 30, 2016, and which were exercised on November 7, 2016.

We are not selling any shares of our common stock and we will not receive any proceeds from the sale of the shares by the selling stockholder. We have agreed to pay certain registration expenses, other than underwriting discounts and commissions.

The selling stockholder may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock in a number of different ways and at varying prices. See “Plan of Distribution” for more information.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our common stock is listed on The NASDAQ Stock Market (“NASDAQ”) under the symbol “IPDN.” On February 9, 2017, the last sale price of our common stock as reported on NASDAQ was $9.90 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2017

This prospectus is part of a registration statement that we have filed with the SEC pursuant to which the selling stockholder named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in this prospectus.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, references in this prospectus to “PDN,” “the Company,” “we,” “our,” and “us” refer to Professional Diversity Network, Inc., a Delaware corporation, and its consolidated subsidiaries.  All share information reflects the 1-for-8 reverse stock split of our common stock effected on September 27, 2016 (the “Reverse Split”).

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, is not complete, and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto and other documents incorporated by reference in this prospectus before making an investment decision.

Overview

PDN is a dynamic operator of professional networks with a focus on diversity.  Our value proposition is three-fold: (i) we provide a robust online and in-person network for our women members to make professional and personal connections (with the ability to roll out to our other affinity groups); (ii) we assist our registered users, or members, in their efforts to connect with like-minded individuals and identify career opportunities within the network; and (iii) we help employers address their workforce diversity needs by connecting them with the right candidates.

On November 7, 2016, we consummated the issuance and sale of 1,777,417 shares of common stock, to Cosmic Forward Limited, a Republic of Seychelles company wholly-owned by a group of Chinese investors (“CFL”), at a price of $9.60 per share, pursuant to the terms of our previously announced stock purchase agreement, dated August 12, 2016 (the “Purchase Agreement”), with CFL (the “Share Issuance”). At the closing of the Share Issuance, and as contemplated by the Purchase Agreement, we entered into a Stockholders’ Agreement, dated November 7, 2016 (the “Stockholders’ Agreement”), with CFL and each of its shareholders.  The Stockholders’ Agreement sets forth the agreement of the Company, CFL and the CFL shareholders relating to board representation rights, transfer restrictions, standstill provisions, voting, registration rights and other matters following the closing of the Share Issuance.

In addition, on November 7, 2016, we completed the purchase of 312,500 shares of common stock, at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, pursuant to our partial issuer tender offer as disclosed in the Company’s Offer to Purchase, dated September 28, 2016, as amended (the “Tender Offer”). As a result of the completion of the Share Issuance, the Tender Offer and the other transactions contemplated by the Purchase Agreement, as of November 7, 2016, CFL beneficially owned 51% of the Company’s outstanding shares of common stock, on a fully-diluted basis.

We received approximately $9.0 million in net proceeds from the Share Issuance, after the payment for the shares repurchased in the Tender Offer, the repayment of all amounts outstanding under the Master Credit Facility (as defined below) and the payment of transaction-related expenses at the closing.

On January 18, 2017, we consummated the issuance and sale to CFL of an additional 312,500 shares of our common stock at a price of $9.60 per share pursuant to the terms of a stock purchase agreement dated as of January 13, 2017 (the “Second Share Issuance”). As a result of the completion of the Second Share Issuance, as of January 18, 2017, CFL beneficially owned 54.64% of our outstanding shares of common stock, on a fully diluted basis.

PDN received total gross proceeds of $3.0 million from the Second Share Issuance and approximately $2.8 million in net proceeds from the Second Share Issuance, after payment of transaction-related expenses.

At the closing of the Second Share Issuance, we entered into an amendment, dated as of January 18, 2017 to the Stockholders’ Agreement.

On November 4, 2016, we entered into a Confidential Settlement and Mutual Release of All Claims (the “Release”) with Matthew B. Proman (“Proman”), pursuant to which we agreed among other things that (i) we would pay to Proman $300,000 at the closing of the Share Issuance, (ii) the Separation Agreement and Mutual Release of All Claims, dated July 16, 2015 between Proman and PDN (the “Separation Agreement”) would be terminated as of November 4, 2016, and (iii) the Seller Promissory Note in the principal amount of $445,000 dated September 24, 2014 in favor of Proman (the “Promissory Note”) would be terminated as of November 4, 2016.  We have also agreed that notwithstanding the termination of the Separation Agreement pursuant to the Release, Proman’s co-sale right would be preserved and he would continue to hold the options and warrants he held as of November 4, 2016.  On November 7, 2016, we paid Proman $300,000 pursuant to the Release.

On November 7, 2016, in connection with the closing of the Share Issuance, we (i) repaid in full all amounts owed under the Master Credit Facility among the Company, its wholly-owned subsidiaries NAPW, Inc., Noble Voice LLC and Compliant Lead LLC, and White Winston Select Asset Funds, LLC (“White Winston” or the “selling stockholder”), dated March 30, 2016 (the “Master Credit Facility”), and (ii) terminated the Master Credit Facility and related agreements between the Company and White Winston, including the Board Representation Agreement, dated as of June 30, 2016.  All security interests created under the Master Credit Facility were released upon repayment of the amounts under and termination of the Master Credit Facility.

Corporate Information

Our common stock is listed on NASDAQ under the ticker symbol “IPDN.” Our principal executive offices are located at 801 West Adams Street, Suite 600, Chicago, Illinois 60607, and our telephone number is (312) 614-0950. Our website address is www.prodivnet.com. Neither our website nor any information contained on our website is part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholder	246,445 shares of common stock held by the selling stockholder.

Common stock outstanding	3,935,351 shares.

Selling stockholder	White Winston Select Asset Funds, LLC. See “Selling Stockholder” for further discussion.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering. See “Use of Proceeds.”

Dividend policy
We have not paid cash dividends on our outstanding shares of common stock during the two most recent fiscal years. See discussion concerning dividends and restrictions in payment of dividends below under “Dividend Policy.”

Risk factors
Investing in our common stock involves risks. You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ ticker symbol	“IPDN”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider each of the risk factors set forth in our most recent Annual Report on Form 10-K, as updated by our Quarterly Reports on Form 10-Q and other SEC filings filed after such annual report, and future filings with the SEC, which are incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, cash flows and results of operations. If that occurs, the trading price of our common stock could decline materially and you could lose all or part of your investment.

The risks we have incorporated by reference into this prospectus are not the only risks we face. We may experience additional risks and uncertainties not currently known to us, or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  Specifically, this prospectus and the documents incorporated herein by reference contain forward-looking statements regarding:

•	our beliefs regarding our ability to create enhanced value for our members and customers;
•	our beliefs regarding the relation between the number of members or registered users and our revenues;
•	our expectations regarding future changes in our sales force;
•	the anticipated effect of the Detroit office closure on the overhead costs and supervision;
•	our expectations regarding the changes in revenues in 2017, 2018 and 2019;
•	our expectations regarding future increases in sales and marketing costs and general and administrative expenses;
•	our beliefs regarding our ability to capture and capitalize on market trends;
•	our expectations on the future growth and financial health of the online diversity recruitment industry and the industry participants, and the drivers of such growth;
•	our expectations regarding the continued membership growth;
•	our beliefs regarding the increased value derived from the synergies among our segments; and
•	our beliefs regarding our liquidity requirements, the availability of cash and capital resources to fund our business in the future and intended use of liquidity.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions.  We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement.  The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to realize the anticipated benefits from the transaction with CFL;
•
failure to realize synergies and other financial benefits from mergers and acquisitions within expected time frames, including increases in expected costs or difficulties related to integration of merger and acquisition partners;

•	inability to identify and successfully negotiate and complete additional combinations with potential merger or acquisition partners or to successfully integrate such businesses;
•	our history of operating losses;
•	we may not be able to reverse the significant decline in our revenues;
•	our limited operating history in a new and unproven market;
•	increasing competition in the market for online professional networks;
•	our ability to comply with increasing governmental regulation and other legal obligations related to privacy;
•	our ability to adapt to changing technologies and social trends and preferences;
•	our ability to attract and retain a sales and marketing team, management and other key personnel and the ability of that team to execute on the Company’s business strategies and plans;
•	our ability to obtain and maintain protection for our intellectual property;
•	any future litigation regarding our business, including intellectual property claims;
•	general and economic business conditions; and
•	legal and regulatory developments.

The foregoing list of important factors may not include all such factors.  You should consult our other disclosures (such as in our other filings with the SEC or in company press releases) for additional factors, risks and uncertainties that may cause actual results to differ materially from those projected by us.  Please refer to Part I. Item 1A., “Risk Factors,” of our Quarterly Reports and to Part I. Item 1A., “Risk Factors,” of our Annual Report, which are incorporated by reference into this prospectus, for additional information regarding factors that could affect our results of operations, financial condition and cash flow.  You should consider these factors, risks and uncertainties when evaluating any forward-looking statements and you should not place undue reliance on any forward-looking statement.  Forward-looking statements represent our views as of the date of this prospectus, and we undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date of this prospectus.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any of our investors should consider all risks and uncertainties disclosed in our SEC filings, described under the section entitled “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

MASTER CREDIT FACILITY AND COMMON STOCK WARRANTS

The following description is a summary and is qualified in its entirety by reference to the Master Credit Facility, the Warrant Agreements, and the Board Representations Agreement (all as defined below), which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

On March 30, 2016, we and our subsidiaries entered into the Master Credit Facility with White Winston. The Master Credit Facility provided for a revolving credit facility in the original principal amount up to $5,000,000, provided that the borrowings thereunder may not exceed 75% of our eligible customer receivables, as determined pursuant to the Master Credit Facility, unless otherwise approved in White Winston’s discretion. Borrowings under the Master Credit Facility bear interest at 8% per annum, subject to an increase of 700 basis points in case of an event of default.

In connection with the closing of the Master Credit Facility, we issued three warrants to White Winston: (i) a warrant (the “Fixed $2.00 Warrant”) to purchase up to 125,000 shares of our common stock at an exercise price of $2.00 per share, (ii) a warrant (the “Pro Rata Warrant”) to purchase at an exercise price of $2.00 per share a certain number of shares of our common stock, up to 218,750 shares, pro rata based on the ratio of the actual advances made under the Master Credit Facility to the maximum principal amount of the Master Credit Facility, and (iii) a warrant (the “Fixed $20 Warrant,” and together with the Fixed $2.00 Warrant and the Pro Rata Warrant, the “Warrants”) to purchase up to 125,000 shares of our common stock at an exercise price of $20 per share.  The Fixed $2.00 Warrant and the Pro Rata Warrant are exercisable for five years from the date of issuance and the Fixed $20 Warrant is exercisable for five years beginning on December 30, 2016.

In connection with the closing of the Master Credit Facility, we also entered into a Board Representation Agreement (the “Board Representation Agreement”) with White Winston. Under the Board Representation Agreement, we granted White Winston the right to designate nominees for election to our Board from the date the principal amount outstanding under the Master Credit Facility first exceeds $2,000,000 until such time as White Winston’s ownership interest in our common stock (calculated pursuant to the terms of the Board Representation Agreement) falls below five percent for 60 consecutive days. Pursuant to the terms of the Board Representation Agreement, White Winston also received the right, subject to certain exceptions, to purchase a portion of any shares of common stock and any warrants, options, debentures or other securities exercisable or exchangeable for or convertible into shares of common stock offered for sale by us. The number of new securities White Winston was entitled to purchase were to be determined pursuant to the terms of the Board Representation Agreement in proportion to White Winston’s interest.

On August 10, 2016, we and our wholly-owned subsidiaries, NAPW, Inc., Noble Voice LLC and Compliant Lead LLC, entered into an Amendment to Master Credit Facility and Consent and Waiver Agreement (the “Amendment”) with White Winston.  Pursuant to the Amendment, White Winston consented to the acquisition of our common stock by CFL and the other transactions contemplated by the Purchase Agreement and waived its participation rights and board representation rights under the Board Representation Agreement in connection therewith.  In consideration for the Amendment, we agreed that the Pro Rata Warrant shall be fully exercisable, notwithstanding the pro rata formula set forth in the Warrant, and paid a fee of $15,000.  In addition, White Winston granted us an option to repurchase its outstanding, in-the-money Warrants following consummation of the Tender Offer on the terms set forth in the Amendment.

We were also a party to a Consulting and Monitoring Agreement (the “Consulting Agreement”) with White Winston, pursuant to which we paid to White Winston a monthly monitoring fee at White Winston’s hourly rate and agreed to reimburse White Winston for all reasonable and necessary out of pocket fees and expenses. As of September 30, 2016, we had paid $138,325 to White Winston under the Consulting Agreement.

On November 7, 2016, in connection with the closing of the Share Issuance, we (i) repaid in full amounts owed under the Master Credit Facility and (ii) terminated the Master Credit Facility and related agreements between us and White Winston, including the Board Representation Agreement. All security interests created under the Master Credit Facility were released upon repayment of the amounts due under and the termination of the Master Credit Facility.

Pursuant to the Warrants, we are registering 246,445 shares of our common stock issued to White Winston upon the exercise of the Warrants. White Winston continues to hold the Fixed $20.00 Warrant.

USE OF PROCEEDS

The shares of our common stock being offered by this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares by the selling stockholder.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades publicly on NASDAQ under the symbol “IPDN”. On February 9, 2017, the last sale price of our common stock as reported on NASDAQ was $9.90 per share.

The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on NASDAQ: 1

	High	Low
2014:
First quarter	$38.00	$22.88
Second quarter	$34.16	$24.88
Third quarter	$46.00	$32.08
Fourth quarter	$40.64	$34.48
2015:
First quarter	$44.80	$32.64
Second quarter	$39.20	$16.56
Third quarter	$23.36	$4.00
Fourth quarter	$6.48	$4.00
2016:
First quarter	$4.88	$2.16
Second quarter	$5.04	$3.20
Third quarter	$8.19	$3.60
Fourth quarter	$11.98	$5.28
2017:
First quarter (through February 9, 2017)	$11.47	$8.64

1 All share information reflects the 1-for-8 reverse stock split of our common stock effected on September 27, 2016.

DIVIDEND POLICY

We have not paid cash dividends on our outstanding common stock, and we do not currently anticipate paying cash dividends on our outstanding common stock in the near future.

While we have no current plans to pay dividends on our common stock, we will continue to evaluate the cash generated by our business and we may decide to pay a dividend in the future. Any future determinations relating to our dividend policies and the declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our board of directors and, if we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

In addition, under Delaware law, we may declare and pay dividends on our capital stock either out of our surplus, as defined in the relevant Delaware statutes, or if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, our capital, computed in accordance with the relevant Delaware statutes, has been diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, we are prohibited from declaring and paying out of such net profits any dividends upon any shares of our capital stock until the deficiency has been repaired.

SELLING STOCKHOLDER

This prospectus covers the public resale of the shares of common stock received by the selling stockholder named below upon exercise of the Warrants, which we refer to collectively herein as the Shares. The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the Shares owned by them, but makes no representation that any of the Shares will be offered for sale. The selling stockholder is not a director, officer or employee of ours or an affiliate of such person.  On June 30, 2016, we entered into the Board Representation Agreement with the selling stockholder. Pursuant to the terms of the Board Representation Agreement between us and White Winston, White Winston had the right to designate nominees for election to our Board of Directors from the date the principal amount outstanding under the Master Credit Facility first exceeded $2,000,000 until such time as White Winston’s ownership interest in our common stock (as defined in the Board Representation Agreement) fell below five percent for 60 consecutive days.  The Board Representation Agreement limited White Winston to, at most, two nominees, provided that certain terms were met and no event of default had occurred.  If an event of default had occurred and was continuing, White Winston had the right to designate two additional nominees for election to our Board of Directors. However, the aggregate number of nominees that White Winston was entitled to designate in no event could exceed (i) 50 percent of the number of directors, rounded down to the nearest whole number, if the Board is comprised of an odd number of Directors, and (ii) one less than half of the number of Directors, if the Board is comprised of an even number of Directors.

  On November 7, 2016 in connection with the closing of the Share Issuance, the Company and White Winston terminated the Board Representation Agreement. White Winston never designated any directors.

The table below presents information regarding the selling stockholder and the Shares that the selling stockholder may offer and sell from time to time under this prospectus.

The following table sets forth:

•	the name of the selling stockholder;

•	the number of Shares owned by the selling stockholder prior to the sale of the Shares covered by this prospectus;

•	the number of Shares that may be offered by the selling stockholder pursuant to this prospectus;

•	the number of Shares owned by the selling stockholder following the sale of all Shares covered by this prospectus; and

•	the percentage of common stock owned by the selling stockholder following the sale of all Shares covered by this prospectus.

All information with respect to common stock ownership of the selling stockholder has been furnished by or on behalf of the selling stockholder and is as of February 9, 2017. We believe, based on information supplied by the selling stockholder, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholder has sole voting and dispositive power with respect to the common stock reported as beneficially owned by it. Because the selling stockholder identified in the table may sell some or all of the Shares owned by it which are included in this prospectus, and because the selling stockholder has represented to us that there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the selling stockholder upon termination of this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock it holds in transactions exempt from the registration requirements of the Securities Act after the date on which the selling stockholder provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling stockholder will sell all of the Shares beneficially owned by it that are covered by this prospectus, but will not sell any other shares of our common stock that it may presently own. The percent of beneficial ownership for the selling stockholder is based on 3,935,351 shares of our common stock, outstanding as of February 9, 2017.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering(1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Offering(2)	Percentage of Common Stock Owned After Offering(2)
White Winston Select Asset Funds, LLC	371,445	246,445	125,000	3.08%

(1)
We have determined beneficial ownership in accordance with the rules of the SEC. White Winston has the sole voting power and the sole dispositive power over the Shares. Todd M. Enright, Mark Blundell and Donald Feagan, the managers (the “Managers”) of White Winston, have shared voting power and dispositive power over the Shares. White Winston’s and the Managers’ address is 265 Franklin St., Suite 1702, Boston, MA 02110.

(2)	Assumes that all of the Shares represented by this prospectus have been sold.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer, in the case of our common stock, under this prospectus. It may not contain all the information that is important to you. For the complete terms of our common stock and preferred stock, please refer to our Amended & Restated Certificate of Incorporation, and our Amended & Restated Bylaws, which are incorporated by reference into the registration statement which includes this prospectus. The Delaware General Corporation Law may also affect the terms of these securities.

Authorized capital stock

Our authorized capital stock consists of

•	45,000,000 shares of common stock, $0.01 par value per share; and

•	1,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”).

Common Stock

On February 9, 2017, 3,935,351 shares of our common stock were issued and outstanding.  As of February 9, 2017, approximately 266,055 shares of common stock were reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase our common stock.   All outstanding shares of our common stock are duly authorized, fully paid and non-assessable.

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our common stock are entitled to receive dividends, including dividends of our stock, if, as and when declared by our board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our common stock will be entitled to share ratably in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of our common stock is entitled to one vote for each share registered in the holder’s name. Holders of our common stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Amended & Restated Certificate of Incorporation and Amended & Restated Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

Listing. Our common stock is listed on The Nasdaq Stock Market under the symbol “IPDN.”

Transfer Agent and Registrar. The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

Preferred Stock

Under our Amended & Restated Certificate of Incorporation we have authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 1,000,000 shares of Preferred Stock.

The Preferred Stock is issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine in resolutions providing for their issuance. As of February 9, 2017, no shares of Preferred Stock are issued or outstanding.  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including loss of voting control to others.

Pursuant to our Amended & Restated Certificate of Incorporation we are authorized to issue “blank check” preferred stock which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

The summaries above of selected provisions of our common stock and Preferred Stock are qualified entirely by the provisions of our Amended & Restated Certificate of Incorporation, our Amended & Restated Bylaws and our debt agreements, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read our Amended & Restated Certificate of Incorporation, our Amended & Restated Bylaws and our debt agreements. To the extent that any particular provision described in a prospectus supplement differs from any of the provisions described in this prospectus, then the provisions described in this prospectus will be deemed to have been superseded by that prospectus supplement.

Anti-Takeover Effects of Delaware Law, Our Amended & Restated Certificate of Incorporation and Our Amended & Restated Bylaws

Some provisions of Delaware law, our Amended & Restated Certificate of Incorporation and our Amended & Restated Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Amended & Restated Certificate of Incorporation and Our Amended & Restated Bylaws

Provisions of our Amended & Restated Certificate of Incorporation and our Amended & Restated Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Amended & Restated Certificate of Incorporation and Bylaws:

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•	provide that our Amended & Restated Certificate of Incorporation may be amended by the affirmative vote of the holders of at a majority of our then outstanding voting stock;

•
provide that special meetings of our stockholders may only be called by a chairperson, a majority of the directors then in office, our Chief Executive Officer (or our President in the absence of our Chief Executive Officer), or stockholders holding at least 25% or more of the total voting power of the outstanding shares of capital stock of the Company entitled to vote; and

•	provide that our Amended & Restated Bylaws can be amended by our board of directors.

Limitations of Liability and Indemnification Matters

Our Amended & Restated Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Amended & Restated Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Amended & Restated Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our Amended & Restated Certificate of Incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions in our Amended & Restated Certificate of Incorporation and Amended & Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on NASDAQ under the symbol “IPDN.”

PLAN OF DISTRIBUTION

The selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of its Shares or interests in the Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholder may sell its Shares from time to time at the prevailing market price or in privately negotiated transactions.

The selling stockholder may use any one or more of the following methods when disposing of Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholder may sell the Shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the Shares from time to time will be determined by the selling stockholder and, at the time of the determination, may be higher or lower than the market price of our common stock on NASDAQ or any other exchange or market.

The Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or from purchasers of the offered Shares for whom they may act as agents. In addition, underwriters may sell the Shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholder and any underwriters, dealers or agents participating in a distribution of the Shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Shares by the selling stockholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholder may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of its Shares, including liabilities arising under the Securities Act. Under the Warrants entered into with the selling stockholder, we have agreed to indemnify the selling stockholder against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the Warrants, we have also agreed to pay the costs, expenses and fees of registering the Shares. All underwriting fees, discounts and selling commissions or similar fees or arrangements allocable to the sale of the shares of common stock will be borne by the selling stockholder.

The selling stockholder is subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the Shares offered in this prospectus by the selling stockholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities for the Shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the Shares under this prospectus, the selling stockholder may sell the Shares in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We cannot assure you that the selling stockholder will sell all or any portion of our common stock offered hereby.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP, Chicago, Illinois.

EXPERTS

Marcum LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2015 as set forth in its report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Marcum LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We also make available free of charge on our internet website at www.prodivnet.com our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus.

If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. We incorporate by reference the documents listed below.

•	our annual report on Form 10-K for the year ended December 31, 2015;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2016;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2016;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2016;

•	our current reports on Forms 8-K and 8-K/A filed with the SEC on April 4, 2016, July 6, 2016, August 15, 2016, August 23, 2016, September 26, 2016, October 4, 2016, October 18, 2016, November 8, 2016, December 22, 2016, December 28, 2016, January 19, 2017 and February 10, 2017;

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on March 1, 2013 including any amendments or reports filed for the purpose of updating the description.

All documents subsequently filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, other than the information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities covered by this Registration Statement have been sold or which deregisters all of the securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part of this document from the date of filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this document, will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement.  Any such statement so modified or suspended will not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.   We will provide a copy of these filings (including certain exhibits that are specifically incorporated by reference therein) to each person, including any beneficial owner, to whom a prospectus is delivered. You may request a copy of any or all of these filings at no cost, by writing or calling us at:

801 West Adams Street, Suite 600
Chicago, Illinois 60607
(312) 614-0950
Attention: Chris Wesser, Executive Vice President and Secretary

Copies of certain information filed by us with the SEC, including our annual report and quarterly reports, are also available on our website at www.prodivnet.com. Information contained on our website or that can be accessed through our website is not incorporated by reference herein.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

246,445 Shares

Professional Diversity Network, Inc.

Common Stock

Prospectus

February 13, 2017